Filed pursuant to Rule 433

Registration No. 333-192302

For Immediate Release

Citigroup Inc. (NYSE: C)

May 6, 2016

Citigroup Announces Early Redemption of its C-Tracks ETN Based on the Citi

Volatility Index Total Return

NEW YORK – Citigroup Inc. announced today that it will early redeem its C-Tracks Exchange-Traded Notes Based on the Citi Volatility Index Total Return (NYSE Arca: CVOL) Due November 12, 2020 on May 24, 2016.

Citigroup expects to deliver notice via The Depository Trust Company of the early redemption of CVOL no later than May 10, 2016. Investors will receive a cash payment per ETN equal to the sum of the index exposure and notional cash amount determined over the Mandatory Redemption Valuation Period. The Mandatory Redemption Valuation Period is expected to be between May 16, 2016 and May 20, 2016 inclusive. The calculation of the index exposure and notional cash amount during this period simulates a proportionate allocation from index exposure to cash on a daily basis. This means the value of CVOL will not be based entirely on the fluctuations of the underlying index during this period and investors will not entirely benefit from increases in the value of the underlying index as the notional cash amount increases relative to the index exposure amount. Moreover, even for the calculated cash position represented by the notional cash amount, investors will not be compensated for any interest or time value of money during this period prior to their receiving the payment upon redemption. Payments will be made to investors on May 24, 2016. The last day of trading for CVOL will be May 23, 2016.

None of the other ETNs offered by Citigroup are affected by this announcement. For more information, you should review the pricing supplement for the ETN, which is available at the following hyperlink: http://www.c-tracksetns.com/MediaLibrary/d794c081-a732-4431-80c3-cbc08ac24464/Citi.Volatility.C.Tracks.Pricing.Supplement.Amendment.No.9.PDF

Investing in the ETN involves significant risks. You should read the section entitled “Risk Factors Relating to the C-Tracks” in the pricing supplement for a detailed list of risk factors associated with investing in the C-Tracks.

To learn more about CVOL, visit http://www.c-tracksetns.com/ETN-Citi-Volatility-Index-CVOL today or call us at 212-723-7349.

Citigroup Inc., the issuer, has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the pricing supplement, the prospectus supplement and the prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

© 2016 Citigroup Inc. Member SIPC. All rights reserved. Citi and Citi and Arc Design are trademarks and service mark of Citigroup Inc. or its affiliates and are used and registered throughout the world.

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Citi, the leading global bank, has approximately 200 million customer accounts and does business in more than 160 countries and jurisdictions. Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, transaction services, and wealth management.

Additional information may be found at http://www.citigroup.com | Twitter: @Citi | YouTube: http://www.youtube.com/citi | Blog: http://blog.citigroup.com/| Facebook: http://www.facebook.com/citi | LinkedIn: www.linkedin.com/company/citi.

Media Contact:             Scott Helfman             +1 212-816-9241